Exhibit 2

JOINT FILING STATEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the Class A Common Shares of Hickok Incorporated, dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of this 11th day of July, 2016.

FIRST FRANCIS COMPANY INC.

By:	/s/ Edward F. Crawford
Name:	Edward F. Crawford
Its:	President

/s/ Fred Widen, attorney-in-fact for Edward F. Crawford
Edward F. Crawford

/s/ Fred Widen, attorney-in-fact for Matthew V. Crawford
Matthew V. Crawford